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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO

   TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                          IR BIOSCIENCES HOLDINGS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                        WARRANTS TO PURCHASE COMMON STOCK
                         (Title of Class of Securities)

                                   382685 10 5
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                    MICHAEL WILHELM, CHIEF EXECUTIVE OFFICER
                          IR BIOSCIENCES HOLDINGS, INC.
                        4021 NORTH 75TH STREET, SUITE 201
                            SCOTTSDALE, ARIZONA 85251
                                 (480) 922-3926
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                  WITH COPY TO:
                             Thomas J. Poletti, Esq.
                            Katherine J. Blair, Esq.
                   Kirkpatrick & Lockhart Nicholson Graham LLP
                       10100 Santa Monica Blvd., 7th Floor
                          Los Angeles, California 90067
               Telephone: (310) 552-5000 Facsimile: (310) 552-5001

                                January 24, 2005
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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                           CALCULATION OF FILING FEE:

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        Transaction Valuation(1)                Amount of Filing Fee(1)(2)
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             $7,992,660.42                               $940.74
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(1) Estimated for purposes of calculating the amount of the filing fee only. An offer is made to holders of 13,780,449 Warrants to temporarily reduce the exercise price of such Warrants from $0.50 to $0.20 per share. The transaction value is calculated pursuant to Rule 0-11(b)(2) and 0-11(a)(4) using the average of the high and low sales price of the issuer's Common Stock underlying the Warrants on January 21, 2005.

(2)  Calculated by multiplying the Transaction Valuation by 0.0001177.

         [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:            Not applicable.
         Form or Registration No.:          Not applicable.
         Filing Party:                      Not applicable.
         Date Filed:                        Not applicable.

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate box(es) below to designate any transactions to which the statement relates:

         [ ]  third-party tender offer subject to Rule 14d-1.
         [X]  issuer tender offer subject to Rule 13e-4.
         [ ]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

         The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the Federal securities laws.

ITEM 1. SUMMARY TERM SHEET

         This statement relates to an offer (the "Offer") by IR Biosciences Holdings, Inc., a Delaware corporation (the "Issuer" or the "Company), to the holders of 13,780,449 common stock purchase warrants (the "Warrants"), which were sold by the Company on October 13, 2004 and October 26, 2004 pursuant to a private placement transaction (the "Private Placement"):

          o To temporarily reduce the exercise price of the Warrants from $0.50 to $0.20 per share; and

          o The reduction in the exercise price will commence on the date the materials relating to the Offer are first sent to the holders, which is January 24, 2005, through February 22, 2005 at 9:00 a.m., Pacific Standard Time, when the Offer shall be terminated and the per share exercise price shall revert to the current price of $0.50.

         A detailed discussion of the Offer is contained in the Offer Letter to Warrant Holders filed as Exhibit 12(a) to this Schedule TO.

ITEM 2. SUBJECT COMPANY INFORMATION

         (a) The name of the subject company is IR Biosciences Holdings, Inc., a Delaware corporation. The address of the Company's principal executive offices is 4021 North 75th Street, Suite 201, Scottsdale, Arizona, 85251 and its telephone number is (480) 922-3926.

         (b) As of January 24, 2005, the Company had 13,780,449 Warrants outstanding that were issued in the Private Placement and that are subject to the Offer.

         (c) There is currently no established trading market for the Warrants.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The Issuer is the filing person and the subject company. Please see the information set forth under Item 2(a) above.


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

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The Issuer is offering the holders of the Warrants to reduce the exercise price of the Warrants from $0.50 to $0.20 per share. The Offer relates to those 13,780,449 Warrants, which were sold by the Issuer pursuant to a private placement transaction in October 2004. Each Warrant entitles the registered holders thereof upon exercise to purchase shares of the common stock of the Issuer, par value $0.001 per share (the "Common Stock"). The purpose of the transaction is to raise capital by providing an incentive to the holders to exercise their Warrants through the temporary reduction in the exercise price. The reduction in the exercise price will commence on the date the materials relating to the Offer are first sent to the holders, which is January 24, 2005, through February 22, 2005 at 9:00 am Pacific Standard Time, when the Offer shall be terminated and the per share exercise price shall revert to the current price of $0.50. A detailed discussion of the Offer, including discussion of the procedures for tendering and withdrawing Warrants and the conditions and terms under which the Offer may be extended, is contained in the Offer Letter to Warrant Holders filed herewith as Exhibit 12(a) to this Schedule TO, which is incorporated herein by reference.

         (b) Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The purpose of the transaction is to raise capital by providing an incentive to the holders to exercise their Warrants through the temporary reduction in the exercise price.

     (b) Not applicable.

     (c) No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with this tender offer relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1)-(8), and (10). The exercise of the Warrants resulting from the temporary reduction of the exercise price would trigger the acquisition by such exercising holders of additional shares of the Common Stock of the Issuer.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Not applicable.

         (b) Not applicable.

         (c) Not applicable.

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

ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            (a)   Not Applicable.

            (b) On October 26, 2004, the Issuer completed the second closing of a private placement, whereby the Issuer sold an aggregate of $800,000 worth of units (each a "Unit" and collectively, the "Units") to accredited investors (as defined by Rule 501 under the Securities Act of 1933, as amended). The Issuer sold an aggregate of $1,650,000 worth of Units in the initial closing that occurred on October 13, 2004 (the transaction is referred to herein as the "Private Placement").

Pursuant to the terms of a subscription agreement, each Unit was sold for $10,000 (the "Unit Price") and consisted of the following:

                  (1) a number of shares (the "Shares") of Common Stock of the Issuer, determined by dividing: (i) the Unit Price by (ii) $0.125; and

                  (2) a warrant (i.e., the Warrants) to purchase, at any time prior to the fifth (5th) anniversary following the date of issuance of the Warrant, a number of shares of Common Stock equal to fifty percent (50%) of the number of Shares included within the Unit, at a price equal to fifty cents ($0.50) per share of the Common Stock.

In consideration of the investment, the Issuer granted to each investor certain registration rights and anti-dilution rights. Michael K. Wilhelm, the President, Chief Executive Officer of the Issuer and the Issuer's wholly-owned subsidiary, ImmuneRegen Biosciences, Inc., and a Director of the Issuer, was a purchaser of the Units in the Private Placement. Mr. Wilhelm was issued 716,000 Shares and 358,000 Warrants in the Private Placement. Mark Witten, a Director of the Issuer, was also a purchaser of the Units in the Private Placement. Mr. Witten was issued 724,000 Shares and 362,000 Warrants in the Private Placement.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Joseph Stevens & Company, Inc. ("Joseph Stevens"), the placement agent from the Private Placement, may communicate with Warrant holders in connection with the offer to exercise Warrants at the reduced exercise price. There is no formal arrangement between the Company and Joseph Stevens and Joseph Stevens will not receive any compensation for such communications; however, pursuant to the terms of the Private Placement, Joseph Stevens will receive a cash fee equal to ten percent (10%) of the proceeds received by the Company from the exercise of Warrants.

ITEM 10. FINANCIAL STATEMENTS.

         (a) Incorporated by reference are the financial statements that are included in the Issuer's Annual Report on Form 10-KSB (beginning on page F-2) for the fiscal year ended December 31, 2003, and the Quarterly Report on Form 10-QSB (beginning on page F-1) for the period ended September 30, 2004. The full text of the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003 and the Quarterly Report on Form 10-QSB for the period ended September 30, 2004, as well as the other documents the Company has filed with the Securities and Exchange Commission prior to,

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

or will file with the Securities and Exchange Commission subsequent to, the filing of this Tender Offer Statement on Form TO can be accessed electronically on the Securities and Exchange Commission's website at HTTP://WWW.SEC.GOV.

         (b) Not applicable.

Item 11. Additional Information.

         (a) Not applicable.

         (b) Not applicable.


Item 12. Exhibits.

         The following are attached as exhibits to this Schedule TO:

          (a) Offer Letter to Warrant Holders and Letter of Transmittal, dated January 24, 2005 (filed herewith).
          (b)  Not applicable.
          (c)  Not applicable.
          (d)  Not applicable.
          (e)  Not applicable.
          (f)  Not applicable.
          (g)  Not applicable.
          (h)  Not applicable.

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

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          IR Biosciences Holdings, Inc.

                          By: /s/ Michael Wilhelm
                             ------------------------------------------------
                              Name: Michael Wilhelm
                              Title: Chief Executive Officer

Dated:  January 24, 2005

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